                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                              ---------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

                          TENDER OFFER STATEMENT UNDER
                          SECTION 14(d)(l) OR 13(e)(l)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                              ---------------------

                         AMERICAN RETIREMENT CORPORATION
                       (Name of Subject Company (Issuer))

                    AMERICAN RETIREMENT CORPORATION (ISSUER)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

               5 3/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002
                         (Title of Class of Securities)

                                   028913 AA 9

                              ---------------------
                      (CUSIP Number of Class of Securities)

                                  W.E. SHERIFF
                             CHIEF EXECUTIVE OFFICER
                         AMERICAN RETIREMENT CORPORATION
                          111 WESTWOOD PLACE, SUITE 200
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 221-2250
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                 T. ANDREW SMITH
                             BASS, BERRY & SIMS PLC
                        315 DEADERICK STREET, SUITE 2700
                           NASHVILLE, TENNESSEE 37238
                                 (615) 742-6200
                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
       ----------------------                     --------------------
            $126,000,000                                $11,592

* Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee, calculated in accordance with Rule 0-ll(b)(2) of the Securities Exchange Act of 1934, as amended, equals .000092 of the book value of the 5 3/4% Convertible Subordinated Debentures Due 2002 proposed to be acquired by American Retirement Corporation.

|X|   Check the box if any part of the fee is offset as provided by Rule 0-11
      (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,592                Filing Party: American Retirement
                                                             Corporation
Form or Registration No.: Schedule TO          Date Filed: August 14, 2002
                          SEC File No. 005-53347

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

            | |   third-party tender offer subject to Rule 14d-1.

            |X|   issuer tender offer subject to Rule 13e-4.

            | |   going-private transaction subject to Rule 13e-3.

            | |   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

                         AMENDMENT NO. 5 TO SCHEDULE TO

      This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed on August 14, 2002 by American Retirement Corporation, a Tennessee corporation ("ARC"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). ARC filed an Amendment No. 1 to the Schedule TO on August 15, 2002, an Amendment No. 2 to the Schedule TO on August 22, 2002, an Amendment No. 3 to the Schedule TO on August 27, 2002 and an Amendment No. 4 to the Schedule TO on August 29, 2002. The Schedule TO relates to ARC's offer to exchange a combination of its 5 3/4% Series A Senior Subordinated Notes Due 2002 and its 10% Series B Convertible Senior Subordinated Notes Due 2008 (collectively, the "New Notes") for up to $126.0 million aggregate principal amount of its outstanding 5 3/4% Convertible Subordinated Debentures Due 2002 (the "Old Convertible Debentures") upon the terms and subject to the conditions set forth in the Amended and Restated Offering Memorandum, dated September 12, 2002 (the "Offering Memorandum"), and in the related revised Letter of Transmittal, filed as Exhibits (a)(l)(F) and
(a)(l)(G) to the Schedule TO, respectively.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer" and "Summary - The Exchange Offer" and "- The New Notes" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (c) The Old Convertible Debentures are listed on the New York Stock Exchange ("NYSE"). The information set forth in the Offering Memorandum in the section titled "Trading Market for the Old Convertible Debentures" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1)(i) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer," and "The Exchange Offer" is incorporated herein by reference.

         (a)(1)(ii) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer," "The Exchange Offer - Terms of the Exchange Offer" and "Description of the New Notes" is incorporated herein by reference.

         (a)(1)(iii) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Expiration Date; Extension; Modification; Termination" is incorporated herein by reference.

         (a)(1)(iv)                 Not applicable.

         (a)(1)(v) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Expiration Date; Extension; Modification; Termination" is incorporated herein by reference.

         (a)(1)(vi) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Withdrawals of Tenders" is incorporated herein by reference.

         (a)(1)(vii) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Procedures for Exchanging Old Convertible Debentures" is incorporated herein by reference.

         (a)(1)(viii)               The information set forth in the Offering
                                    Memorandum in the sections titled "Questions and Answers About the Exchange Offer,"
                                    "Summary - The Exchange Offer" and "The
                                    Exchange Offer" is incorporated herein by reference.

         (a)(1)(ix) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.

         (a)(1)(x) The information set forth in the Offering Memorandum in the section titled "Description of the New Notes," "Description of the Old Convertible Debentures" and "Comparison of Rights Between the Old Convertible Debentures and the New Notes" is incorporated herein by reference.

         (a)(1)(xi) The information set forth in the Offering Memorandum in the section titled "The Exchange Offer - Accounting Treatment" is incorporated herein by reference.

         (a)(1)(xii) The information set forth in the Offering Memorandum in the section titled "United States Federal Income Tax Consequences" is incorporated herein by reference.

         (a)(2)(i-vii)              Not applicable.

         (b)                        A family limited partnership in which W.E.
                                    Sheriff, our Chairman and Chief Executive
                                    Officer, is the general partner owns
                                    $100,000 principal amount of the Old
                                    Convertible Debentures. Clarence Edmonds, a director, owns $100,000 principal amount of Old Convertible Debentures. Mr. Sheriff, on behalf of his family partnership, and Mr. Edmonds have informed ARC that they intend to participate in the exchange offer, although they have no legal obligation to do so. Other than as provided in response to this Item 4(b), to the best knowledge of ARC none of the subject securities are to be purchased from any officer, director or affiliate of ARC.


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) No agreement, arrangement or understanding exists between ARC (including any person specified in Instruction C of Schedule TO) and any other person with respect to the Old Convertible Debentures or the New Notes, other than the respective indentures governing the Old Convertible Debentures and the New Notes, which are filed as exhibits to this Schedule TO.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offering Memorandum in the section titled "Questions and Answers About the Exchange Offer," "Summary - The Refinancing Plan," "The Refinancing Plan," and "The Exchange Offer - Purpose of the Exchange Offer" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         (a) The Exchange Offer involves the exchange of Old Convertible Debentures for New Notes. No funds or other consideration is to be used in the transaction. The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Refinancing Plan," "The Refinancing Plan" and "The Exchange Offer" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

         (b) The information set forth in the Offering Memorandum in the section titled "Unaudited Pro Forma Condensed Consolidated Financial Data" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

         (b) The information set forth in the Offering Memorandum and the related Letter of Transmittal, copies of which are filed as Exhibits (a) (l) (F) and (a) (l)
                           (G) hereto, respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

         (a) (1) (A)                Offering Memorandum, dated August 14, 2002.*

         (a) (1) (B)                Letter of Transmittal, dated August 14,
                                    2002.*

         (a) (1) (C)                Notice of Guaranteed Delivery, dated August
                                    14, 2002.*

         (a) (1) (D)                Form of Letter to Clients, dated August 14,
                                    2002.*

         (a) (1) (E)                Letter to Registered Holders and Depository
                                    Trust Company Participants, dated August 14,
                                    2002.*

         (a) (1) (F)                Amended and Restated Offering Memorandum,
                                    dated September 12, 2002.

         (a) (1) (G)                Letter of Transmittal, dated September 12,
                                    2002.

         (a) (1) (H)                Notice of Guaranteed Delivery, dated
                                    September 12, 2002.

         (a) (1) (I)                Form of Letter to Clients, dated September
                                    12, 2002.

         (a) (1) (J)                Letter to Registered Holders and Depository
                                    Trust Company Participants, dated September
                                    12, 2002.

         (a) (2)                    None.

         (a) (3)                    None.

         (a) (4)                    None.

         (a) (5) (A)                Press Release, issued by American Retirement
                                    Corporation on August 14, 2002 *

         (a) (5) (B)                Letter to holders of Old Convertible
                                    Debentures dated August 26, 2002 *.

         (a) (5) (C)                Supplement to Offering Memorandum, dated
                                    August 29, 2002.*

         (a) (5) (D)                Press Release, issued by American Retirement
                                    Corporation on September 12, 2002.

         (b)                        Not applicable.

         (d)(1) Indenture, dated as of September 29, 1997, between ARC and IBJ Schroder Bank and Trust Company, relating to the Old Convertible Debentures (incorporated by reference to ARC's Registration Statement on Form S-1 filed with the Commission on September 23,
                                    1997).

         (d)(2) Form of Indenture between ARC and U.S. Bank National Association relating to the 5 3/4% Series A Senior Subordinated Notes Due 2002*

         (d)(3) Form of Indenture between ARC and U.S. Bank National Association relating to the 10% Series B Convertible Senior Subordinated Notes Due 2008.

         (d)(4)                     Loan Agreement, dated as of August 14,
                                    2002, between ARCPI Holdings, Inc. and
                                    Health Care Property Investors, Inc.
                                    (incorporated by reference to ARC's Current
                                    Report on Form 8-K filed with the Commission on August 15, 2002).

         (d)(5) Contribution Agreement, dated August 14, 2002, between ARCPI Holdings, Inc., Fort Austin Limited Partnership, ARC Santa Catalina, Inc., ARC Richmond Place, Inc., Freedom Village of Holland, Michigan, Freedom Village of Sun City Center, Ltd., Lake Seminole Square Management Company, Inc., Freedom Group-Lake Seminole Square, Inc., ARC Brandywine, LLC and Health Care Property Investors, Inc. (incorporated by reference to ARC's Current Report on Form 8-K filed with the Commission on August 15,
                                    2002).

         (d)(6) Form of Master Lease between Fort Austin Real Estate Holdings, LLC, ARC Santa Catalina Real Estate Holdings, LLC, ARC Richmond Place Real Estate Holdings, LLC, ARC Holland Real Estate Holdings, LLC, ARC Sun City Center Real Estate Holdings, LLC, ARC Lake Seminole Square Real Estate Holdings, LLC and ARC Brandywine Real
                                    Estate Holdings, LLC and Fort Austin Limited
                                    Partnership, ARC Santa Catalina, Inc., ARC
                                    Richmond Place, Inc., Freedom Village of
                                    Holland, Michigan, Freedom Village of Sun
                                    City Center, Ltd., Lake Seminole Square
                                    Management Company, Inc., Freedom Group -
                                    Lake Seminole Square, Inc. and ARC
                                    Brandywine, LLC.*

         (g)                        Not applicable.

         (h)                        Not applicable.

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* Previously filed.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 AMERICAN RETIREMENT CORPORATION


                                 By: /s/ W.E. Sheriff
                                    -----------------------------------
                                    Name:  W.E. Sheriff
                                    Title: Chairman and Chief Executive
                                           Officer


Dated: September 12, 2002

                                 EXHIBIT INDEX

      EXHIBIT NO.                                              DESCRIPTION
------------------------    ----------------------------------------------------------------------------------
(a) (1) (A)                 Offering Memorandum, dated August 14, 2002.*

(a) (1) (B)                 Letter of Transmittal, dated August 14, 2002.*

(a) (1) (C)                 Notice of Guaranteed Delivery, dated August 14, 2002.*

(a) (1) (D)                 Form of Letter to Clients, dated August 14, 2002.*

(a) (1) (E)                 Letter to Registered Holders and Depository Trust
                            Company Participants, dated August 14, 2002.*

(a) (1) (F)                 Amended and Restated Offering Memorandum, dated September 12, 2002.

(a) (1) (G)                 Letter of Transmittal, dated September 12, 2002.

(a) (1) (H)                 Notice of Guaranteed Delivery, dated September 12, 2002.

(a) (1) (I)                 Form of Letter to Clients, dated September 12, 2002.

(a) (1) (J)                 Letter to Registered Holders and Depository Trust Company Participants,
                            dated September 12, 2002.

(a) (5) (A)                 Press Release, issued by American Retirement Corporation on August 14, 2002 *

(a) (5) (B)                 Letter to holders of Old Convertible Debentures dated August 26, 2002. *

(a) (5) (C)                 Supplement to Offering Memorandum, dated August 29, 2002.*

(a) (5) (D)                 Press Release, issued by American Retirement Corporation on September 12, 2002.

(d)(1)                      Indenture, dated as of September 29, 1997, between ARC and IBJ Schroder Bank and
                            Trust Company, relating to the Old Convertible Debentures (incorporated by reference to ARC's Registration Statement on Form S-1 and filed with the
                            Commission on September 23, 1997).

(d)(2)                      Form of Indenture between ARC and U.S. Bank National Association relating to the
                            5 3/4% Series A Senior Subordinated Notes Due 2002*

(d)(3)                      Form of Indenture between ARC and U.S. Bank National Association relating to the
                            10% Series B Convertible Senior Subordinated Notes Due 2008.

(d)(4)                      Loan Agreement, dated as of August 14, 2002, between ARCPI Holdings, Inc. and
                            Health Care Property Investors, Inc. (incorporated by reference to ARC's
                            Current Report on Form 8-K filed with the Commission on August 15, 2002).

(d)(5)                      Contribution Agreement, dated August 14, 2002, between ARCPI Holdings, Inc.,
                            Fort Austin Limited Partnership, ARC Santa Catalina, Inc., ARC Richmond
                            Place, Inc., Freedom Village of Holland, Michigan, Freedom Village of Sun
                            City Center, Ltd., Lake Seminole Square Management Company, Inc., Freedom
                            Group-Lake Seminole Square, Inc., ARC Brandywine, LLC and Health Care
                            Property Investors, Inc. (incorporated by reference to ARC's Current Report on Form 8-K filed with the Commission on August 15, 2002).

(d)(6)                      Form of Master Lease between Fort Austin Real Estate Holdings, LLC, ARC Santa
                            Catalina Real Estate Holdings, LLC, ARC Richmond Place Real Estate Holdings, LLC,
                            ARC Holland Real Estate Holdings, LLC, ARC Sun City Center Real Estate Holdings,
                            LLC, ARC Lake Seminole Square Real Estate Holdings, LLC and ARC Brandywine Real
                            Estate Holdings, LLC and Fort Austin Limited Partnership, ARC Santa Catalina,
                            Inc., ARC Richmond Place, Inc., Freedom Village of Holland, Michigan, Freedom
                            Village of Sun City Center, Ltd., Lake Seminole Square Management Company, Inc.,
                            Freedom Group -- Lake Seminole Square, Inc. and ARC Brandywine, LLC.*

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* Previously filed.